05051007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 1, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/1/2005

Re: JPMorgan Chase & Co.
Incoming letter dated January 13, 2005

Dear Mr. Chevedden:

This is in response to your letters dated January 13, 2005 and January 14, 2005 concerning the shareholder proposal submitted to JPMorgan Chase by Edward P. Olson. On January 4, 2005, we issued our response expressing our informal view that JPMorgan Chase could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

RECD S.E.C.
APR 4 2005
1086

cc: Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, Floor 35
New York, NY 10017-2070

PROCESSED
MAY 0 2 2005
THOMSON
FINANCIAL

1325347

6 Copies January 13, 2005
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

JPMorgan Chase & Co. (JPM)
Edward P. Olson Proposal

Ladies and Gentlemen:

Today I received a package of papers form the company. One of these paper said the Staff had issued a particular no action response letter. However there was no copy of such Staff letter.

The company earlier put in a request to benefit from the technicalities of rule 14a-8, yet here is an example that the company does not follow rule 14a-8 and related SLBs.

Sincerely,

John Chevedden

cc: Anthony J. Horan
PH: 212 270-6000
FX: 212 270-2613

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

JP Morgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Shareholder: Edward P. Olson

Ladies and Gentlemen:

The Staff has allowed proponents to correct deficiencies after the 14-day period upon finding deficiencies in a company's notification letter. For example, Boise Cascade Corporation (Feb. 8, 2002), Duke Realty Corporation (Feb. 7, 2002) and Sysco Corporation (August 10, 2001). Mr. Olson's qualifying stock ownership is verified by the attached broker letter.

The company claims that rule 14a-8 has not been followed by the shareholder party yet does not follow rule 14a-8 and its related Staff Legal Bulletins.

The company did not provide proper notice to the shareholder for verification of stock ownership. To the contrary the company provided misleading information by asking for a "brokerage statement." These misleading instructions are in the November 15, 2004 company letter that the company included as an exhibit in its no action request package.

A "brokerage statement" is not adequate according to this text from SLB No. 14:

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

SLB also No. 14 states:
a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

Mr. Olson's qualifying stock ownership is verified by the attached broker letter. Mr. Olson finally received the verification of ownership on December 30, 2004. This is an example of a well-known, established brokers not being familiar with meeting the broker verification requirement of rule 14a-8.

Additionally brokers have no financial incentive to meet the requirements of the rule. And the small shareholder has no leverage to apply to the broker. I do not believe that the broker was intended to be the gatekeeper in the rule 14a-8 process.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: Edward P. Olson
Anthony Horan

1000 WILSHIRE BOULEVARD | LOS ANGELES | CALIFORNIA 90017-2465
P.O BOX 30014 | LOS ANGELES | CALIFORNIA 90030-0014
MEMBER NEW YORK STOCK EXCHANGE
www.wedbush.com

WEDBUSH MORGAN SECURITIES
Investment Bankers for Entrepreneurs

(213) 688-8000

December 30, 2004

Mr. Edward P. Olson
3729 N. Weston Place
Long Beach, CA 90807-3313

RE: Account PW72 6361-1568

Dear Mr. Olson

As the clearing agent for Mr. Olson's broker/dealer, Pacific West Securities, and the Custodian of Mr. Olson's retirement account, this is to confirm that Mr. Olson has owned no less than $2000 of the following stocks continuously for no less than 14 months, as of December 21, 2004:

329 shares DirecTV Group, Inc. (DTV)
600 shares Goodyear Tire & Rubber (GT)
300 shares Intel Corp. (INTC)
100 shares JPMorgan Chase & Co (JPM)
1,200 shares Schwab Charles Cor New (SCH)
300 shares Sprint Corp. (FON)
600 shares Tex Instruments, Inc. (TXN)
400 shares Time Warner, Inc. New (TWX)
600 shares (XRX) Xerox Corp.
700 shares Yahoo, Inc. (YHOO)
200 shares Boeing Co. (BA)
200 shares Ford Motor (F)

Sincerely,

Eve King
Correspondent Liaison

cc: Jim Balkman

"People Serving People"

[November 15, 2004]

3 – Allow a Vote regarding Future Golden Parachutes

RESOLVED: Allow a Vote regarding Future Golden Parachutes. Shareholders request that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify Our company would have the flexibility of seeking approval after tentative agreement on golden parachutes.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

I believe that the need to take the above one RESOLVED step is reinforced due to our overall governance vulnerability. For instance in 2004 it was reported:

- Our Directors William Harrison and John Kessler were each designated "problem directors" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason:
  Mr. Harrison's involvement with the New York Stock Exchange board during "Dick" Grasso's tenure.
  John Kessler chaired the committee that set executive compensation at Abercrombie & Fitch Co., which was rated "F" in CEO Compensation by TCL.
- The Corporate Library also rated our company:
  "D" in Overall Board Effectiveness.
  "D" in CEO Compensation.
  "D" in Board Composition.
  "D" in Problem Directors.

- TCL said that our directors individually averaged nearly twice as many directorships as the overall average for TCL's universe of coverage, nearly 4-times the number of direct links with other boards, and 5-times as many direct interlocks with other boards.
- Our Board had 16 directors – large unwieldy Board concern.
- Six directors were active CEOs elsewhere – CEO to fellow CEO-bias concern.
- Eight directors owned zero (0) stock – commitment concern.
- We had no Lead Director or Independent Chairman – independence concern.

- 2003 CEO pay of $20 million including stock option grants.
  Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
  Plus $20 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

• Plus our Compensation Committee Chairman had 22 years director tenure – independence concern.

The above governance concerns arguably heightens the importance of passing the one RESOLVED topic of this proposal. Our company has a corporate governance vulnerability to shareholders who could submit shareholder proposals on key governance topics which would likely obtain substantial support.

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines.

Allow a Vote regarding Future Golden Parachutes
Yes On 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.